Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

August 2012

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated August 9, 2012, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: August 9, 2012	By /s/ E. Lagendijk
E. Lagendijk
Executive Vice President and
General Counsel

AEGON announces senior management appointments

AEGON announces the appointments of C. Michiel van Katwijk (45, Dutch) as Chief Financial Officer (CFO) for the Americas and Darryl Button (43, Canadian) as Executive Vice President, Head of the Corporate Financial Center, effective September 1, 2012.

Mr. Button, who first joined AEGON in 1999 and is currently CFO of AEGON Americas, will relocate to The Hague where he will lead the various financial functions carried out at the Corporate Center. These include finance, treasury, tax and actuarial functions, as well as investor relations. He will report to Jan Nooitgedagt, CFO of AEGON N.V.

Michiel van Katwijk will relocate to Baltimore, Maryland where he will report to Mark Mullin, CEO of AEGON Americas and a member of the Management Board. During his 20 year career with AEGON, Mr. Van Katwijk held various senior management roles including Group Treasurer and more recently as Head of the Corporate Financial Center.

“These appointments reflect our determination to share the considerable knowledge and expertise that exists within AEGON,” said Jan Nooitgedagt. “We look forward to benefiting from Darryl’s extensive operational experience gained during his many years with AEGON Americas. At the same time, Michiel brings a wealth of experience to his new role in our US operations. Leveraging our strong capabilities across our organization is central in our strategy and essential to our ambitions to become a leader in our chosen markets in the coming years.”

About AEGON

As an international life insurance, pensions and asset management company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 25,000 people and have nearly 47 million customers across the globe.

Key figures – EUR	Q2 2012	Full year 2011
Underlying earnings before tax	443 million	1.5 billion
New life sales	428 million	1.8 billion
Gross deposits	9.8 billion	32 billion
Revenue-generating investments (end of period)	452 billion	424 billion

Contact information Media Relations Greg Tucker + 31 (0) 70 344 8956 gcc-ir@aegon.com Investor Relations Willem van den Berg + 31 (0) 70 344 8305 ir@aegon.com www.aegon.com

Darryl Button

As at September 1, 2012: Executive Vice President, Head of the Corporate Financial Center

43, Canadian

Darryl Button joined AEGON in 1999 as Director of Product Development and Risk Management of AEGON USA’s Institutional Markets operating unit. He was named AEGON USA’s Corporate Actuary in 2002 and Chief Financial Officer of AEGON Americas in 2005, where he currently oversees overall balance sheet management activities for the Americas. From 2008-2011, he was given the additional responsibilities of Chairman, as well as executive management responsibility for AEGON’s Canadian operations.

Darryl earned a bachelor’s degree from the University of Waterloo in Ontario, Canada. He is a Fellow of the Society of Actuaries, Fellow of the Canadian Institute of Actuaries, and a member of the American Academy of Actuaries. Prior to joining AEGON, Darryl was employed by Mutual Life Insurance Co. of Canada.

Michiel van Katwijk

As at September 1, 2012: CFO AEGON Americas

45, Dutch

Michiel van Katwijk started his career with AEGON in 1991. He has held a number of financial positions, and was appointed Group Treasurer in 1999. From 2003 to 2005, Michiel oversaw the development of AEGON’s Group Risk Department. He has been closely involved with AEGON’s capital markets activities, as well as AEGON’s investor relations program for many years. In 2005, Michiel was appointed Executive Vice President of AEGON N.V. and in 2010 as Head of the Corporate Financial Center. His current responsibilities include actuarial, accounting and reporting, as well as treasury and capital management, tax, and investor relations.

Michiel holds a BBA from Nyenrode Business University and an MBA from the University of Rochester, New York.

Cautionary note regarding non-GAAP measures

This document includes a non-GAAP financial measure: underlying earnings before tax. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of AEGON’s Condensed consolidated interim financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to AEGON. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. AEGON undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in AEGON’s fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities AEGON holds;

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that AEGON holds;

•	Changes in the performance of AEGON’s investment portfolio and decline in ratings of the company’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of AEGON’s insurance products;

•	Reinsurers to whom AEGON has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Changes in laws and regulations, particularly those affecting AEGON’s operations, ability to hire and retain key personnel, the products the company sells, and the attractiveness of certain products to its consumers;

•	Changes in the policies of central banks and/or governments,;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which AEGON operates;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products also AEGON sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•

Lowering of one or more of AEGON’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on the company’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of AEGON’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital AEGON is required to maintain;

•	Litigation or regulatory action that could require AEGON to pay significant damages or change the way the company does business;

•

As AEGON’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt the company’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for AEGON’s products;

•	Changes in accounting regulations and policies may affect AEGON’s reported results and shareholder’s equity;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including AEGON’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt AEGON’s business; and

•	AEGON’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with NYSE Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.